Telephone: (513) 272-5228
Fax: (513) 271-3762
www.meridianbioscience.com

January 14, 2004

Dear Debentureholder:

        As a holder of our outstanding convertible debentures, you have the opportunity to exchange these debentures for our new debentures. We want to tell you about some of the features of this exchange offer, why we believe it is attractive, and ask that you give it careful consideration. We previously sent you an offering memorandum dated November 12, 2003, and Letter of Transmittal describing the exchange offer. Instructions for participating in the exchange offer are provided below and in these documents.

Background Information

        The debentures you now own pay $70 in interest each year per $1,000 principal amount, are convertible into 62 shares of our common stock, and mature September 1, 2006. We have the right to “call” (forcing you to surrender) your debentures at anytime before maturity at par value; that is, at the stated principal value of $1,000 per debenture. If your debentures are called, your rights to convert into common stock will terminate. As the enclosed press release indicates, we will begin a program to redeem our debentures soon after January 28, 2004, the date when debentureholders lose their right to exchange their current debentures for new debentures.

        When we issued your debentures back in September of 1996 the prime rate for borrowers was over 8%; today’s prime rate is 4%. Naturally, as we look forward we want your Company’s financial underpinnings to be both solid and cost effective. Therefore, we believe it makes sound sense to offer our current debentureholders a new debenture that is more in line with current interest rates and yet has other additional attractive features as compared to the current debenture you now hold. Our plan is that the new debentures will be part of our permanent capital structure either as long-term debt or, if converted into common stock, as equity.

The Exchange Offer is being made solely pursuant to the offering memorandum dated November 12, 2003, and related letter of transmittal. Investors and security holders are advised to read both the offering memorandum and the related letter of transmittal regarding the Exchange Offer because they contain important information.

The New Debentures

        Here is what we have constructed in the new debenture for your consideration. First, the new debentures cannot be called away from you for redemption at par value before September 1, 2007. If we were to call them before that date we will be obligated to pay you a premium over par value.

        Second, the new debentures are convertible into 69 shares of common stock per $1,000 of principal amount as compared to the current debentures which are convertible into 62 shares. This means the parity conversion price has been reduced from $16.09 to $14.50 per share.

        Third, the new debentures have about a seven year longer maturity date (September 1, 2013). We believe a 5% yield and a ten-year call on the underlying stock provides an attractive security on its own merits given our favorable outlook for the Company’s business and industry, particularly in today’s low interest rate environment.

        Fourth, with a ten-year period before maturity, you have a call on the underlying stock of the Company at anytime during the period. This ability to convert your debentures into shares of common stock allows you to participate and realize capital gains if the stock price advances above $14.50 per share during the next decade. Under such a favorable scenario, your new debentures would be worth more than par value. For example, if our common stock were to trade at $20 per share any time during the next 10 years, the intrinsic value of each $1,000 principal amount of the new debenture would be $1,380, or 38% above the par value of such debenture. In fact, any stock price above $14.50 per share would create intrinsic value in the debenture. Of course, throughout the ten-year period you would also receive yearly interest payments paid March 1st and September 1st of each year.

        Fifth, with regard to our common stock dividend, the debentures have a superior rank in our capital structure compared to our common stock and the debenture interest is payable by contract whereas cash dividends are at the discretion of our Board of Directors and not by contract.

        Sixth, your current debentures are subject to being called away from you at par value at any time. This will, of course, terminate your rights to future interest payments and possible capital gains through conversion into common stock. The Company has announced that it will begin a program to redeem its debentures soon after January 28, 2004, the date when debentureholders lose their right to exchange their current debentures for new debentures.

        Attached is a chart which shows selected comparisons of our current debentures and the new debentures we will be issuing.

Management Participation

        As founder, Chairman and CEO, I have exchanged all of my current debentures for the new debentures. Similarly, our directors who hold the current debentures have taken the same action.

How to Exchange Your Debentures

        To tender your existing debentures, you must deliver your existing debentures, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to LaSalle Bank, National Association, the exchange agent for the exchange offer, no later than the time the exchange offer expires. If your existing debentures are held in street name (that is, through a broker, dealer or other nominee) the existing debentures can be tendered by your nominee through the Depository Trust Company, also known as DTC. If you have questions regarding the procedures for tendering in the exchange offer or require assistance in tendering your existing debentures, please contact your broker, financial advisor or D.F. King & Co, Inc., the information agent for the exchange offer, at (888) 887-1266.

        The exchange offer expires at 12:00 midnight EST on Wednesday, January 28, 2004. We do not intend to extend the expiration date. We hope you will take advantage of this exchange offer and continue to be a stakeholder in Meridian Bioscience.

Sincerely, /s/William J. Motto William J. Motto Chairman and Chief Executive Officer /s/John A. Kraeutler John A. Kraeutler President and Chief Operating Officer

Enclosures

SELECTED COMPARISONS OF THE
CURRENT AND NEW DEBENTURES

	Current Debenture	New Debenture
Maturity Interest Rate Payment Dates Shares Under Conversion Parity Conversion Price Conversion Period Callable at Par Call Premium Subordination	September 1, 2006 7% March 1 & Sept. 1 62 shares/$1,000 $16.09/share 2.7 years Now None Yes	September 1, 2013 5% March 1 & Sept. 1 69 shares/$1,000 $14.50/share 10 years September 1, 2007 Through September 1, 2007 Yes

The following table sets forth the intrinsic value and percentage increase over par value of the current and new debentures based on conversion into the Company’s underlying common stock at various theoretical stock prices in the future:

Value of Debenture
Stock Price	Current Debenture	New Debenture
$10.00 12.00 14.00 16.00 18.00 20.00 22.00 24.00	$1,000 (---------) 1,000 (---------) 1,000 (---------) 1,000 (---------) 1,116 (+11.6%) 1,240 (+24.0%) 1,364 (+36.4%) 1,488 (+48.8%)	$1,000 (---------) 1,000 (---------) 1,000 (---------) 1,104 (+10.4%) 1,242 (+24.2%) 1,380 (+38.0%) 1,518 (+51.8%) 1,656 (+65.6%)

As the above table indicates, the new debentures provide a substantially higher return based on higher stock prices. Importantly, the new debentures also give you a much longer period (10 years versus less than three years) to covert into the underlying common stock should our stock price increase in value in the future. Also, the present debentures are subject to being redeemed at anytime at par value ($1,000 per debenture), an action that we will commence for a portion ($4 million) of the outstanding debentures soon after the exchange offer termination date of January 28, 2004.